

July 5, 2013

Via e-mail
W. Allen Bennett
UCP, Inc.
6489 Camden Avenue, Suite 204
San Jose, CA 95120

Re: **UCP, Inc.**
Amended Registration Statement on Form S-1
Filed June 24, 2013
File No. 333-187735

Dear Mr. Bennett:

We have reviewed your amended registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

1. We re-issue comment six in our letter dated June 21, 2013. While you have clarified impact of the various trends you have discussed on some of your markets, you have not provided the requested disclosure on the expected impact on your operating performance and community count.

Unaudited Pro Forma Financial Information, page 56

2. Please tell us how you concluded that it was appropriate to have a line item labeled total equity / equity attributable to UCP, Inc. when it would appear that total equity and equity attributable to UCP, Inc. may be different on a pro forma basis as well as a pro forma as adjusted basis. Please also check the titles used elsewhere throughout the filing. For example, it appears that you may be using the total stockholders' equity title in instances when the amounts exclude noncontrolling interests.

3. We note your response to comment two in our letter dated June 21, 2013. For adjustment (6), please disclose why net proceeds from the offering are being allocated to noncontrolling interests. This appears to be due to the purchase of newly-issued UCP, LLC Series B Units by UCP, Inc. upon completion of this offering which is discussed on page 48. Please also revise your use of proceeds disclosures throughout the filing to better explain that the net offering proceeds will be used to purchase these units of UCP, LLC and that UCP, LLC intends to use these proceeds for general corporate purposes, if true.

4. You disclose the number of Class A restricted stock units that have been excluded from your determination of pro forma diluted EPS for anti-dilution reasons. It appears that the UCP, LLC Series A Units that are exchangeable on a one-for-one basis for shares of Class A common stock will also need to be included in your determination of diluted EPS in the future if dilutive pursuant to ASC 260-10-45-16. Please advise or revise your disclosures to also address these units.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Bartholomew A. Sheehan, Esq. (*via e-mail*)
       Sidley Austin LLP